Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Copy of a press release.

January 2, 2020

Philippine Stock Exchange, Inc.

Disclosure Department

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a press release attached thereto.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan__

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

January 2, 2020

Securities & Exchange Commission

G/F Secretariat Building,

PICC Complex, Roxas Boulevard,

Pasay City 1307

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a copy of press release attached thereto.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan__

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,606 As of November 30, 2019	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	88168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	January 2, 2020
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT’s Smart, Globe, Dito Form JV to Implement

Mobile Number Portability

Manila, Philippines 2nd January 2020 - Local mobile operators Smart Communications and Globe Telecom joined forces with new player Dito Telecommunity to put up a new company using fresh investments to enable number porting services in line with the new mobile number portability initiative of the government.

The telcos said the move “is an important first step towards the full implementation of Republic Act 11202 also known as the ‘Mobile Number Portability Act”’.

Through the MNP Act, mobile phone users can keep their numbers even when they transfer to another service provider, or when they switch their subscription from postpaid to prepaid, or vice-versa.

Mobile Number Portability refers to the ability of a mobile postpaid or prepaid subscriber, who has no existing financial obligation to the current service provider, to retain an existing mobile number despite having moved from one mobile service provider to another, or to change the type subscription from postpaid to prepaid or vice versa.

Florida-based Syniverse was chosen as the mobile number portability service provider (MNPSP) after a rigorous technical and commercial evaluation process, the telcos revealed.

The company is expected bring in the technical infrastructure to fulfill its primary function as clearinghouse for the telcos and ensuring smooth implementation of number porting services.

“For more than 30 years, Syniverse has been the trusted spine of mobile communications by delivering the industry-leading innovations in software and services that now connect more than 7 billion devices globally and process more than $35 billion in mobile transactions each year. With recognition by the Philippine mobile operators, we are confident that the Mobile Number Portability project will be another key milestone marked in mobile services in the Philippines,” Paul Hodges, senior vice president of sales at Syniverse, said it a statement.

Under the Implementing Rules and Regulations of the MNP Act, the mobile operators will equally share the capital expenditure for the software, hardware, and other facilities required by the MNPSP.  However, the sharing of operating and maintenance costs shall be agreed upon by the mobile operators and the MNPSP.

As MNPSP, Syniverse is likewise expected to fulfill all functions outlined in the implementing rules and regulations under the NTC Memorandum Circular 03-06-2019 issued in July 2019.  With the initial step of setting up the support mechanisms, the actual implementation of MNP will be contingent upon the completion of integration and interoperability tests of the clearinghouse facilities with the separate multi-vendor systems of the mobile operators.

Based on experience in other countries where customers are charged for porting fees, the average period for completing the implementation of MNP is 27 months from the regulator’s issuance of the IRR.  For the Philippine market, Syniverse estimates the period of integration and interoperability to be no later than 18 months from setting up of the support mechanism. In addition, porting services shall be free of charge to the customers.

“We’ve taken the key steps forward but there’s still a lot of work to be done in terms of technical preparations.  We at PLDT and Smart have geared up for this. We are taking measures to put in place a seamless and efficient process for our existing and would-be customers who would like to avail of this service in the future,” said Alfredo S. Panlilio, Chief Revenue Officer of PLDT and Smart.

“Given the technical and operational complexity of mobile number portability, we wanted to make sure the MNPSP has the experience and capacity to fulfill its obligations under the law.  Our utmost priority is to ensure that the experience of our customers is seamless and of utmost convenience should they decide to port their numbers. We are one with the government in having our customers enjoy global mobile practices,” Globe chief technology and information officer and chief strategy officer Gil B. Genio said.

###

About PLDT Inc.

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups--fixed line and wireless--PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and mobile network.

PLDT is listed on the Philippine Stock Exchange (PSE: TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies. Further information can be obtained by visiting the web at www.pldt.com.

For more information, please contact:

Investors

Anabelle L. Chua

alchua@pldt.com.ph

Melissa V. Vergel de Dios

mvvergeldedios@pldt.com.ph

Media

Ramon R. Isberto, Head of Public Affairs, PLDT and Smart

+63 2 5113101 | RRIsberto@smart.com.ph

About Smart Communications, Inc.

Smart Communications, Inc. (Smart) is a wholly-owned wireless communications and digital services subsidiary of PLDT Inc., the Philippines’ leading telecommunications company. Smart serves over 90% of the country’s cities and municipalities with its combined 2G, 3G, and 4G LTE network*, providing mobile communications services, high-speed internet connectivity, and access to digital services and content to over 71.5 million Filipinos*, through its commercial brands Smart, TNT, and Sun. Smart also offers satellite communication services under the brand Smart World.

As part of PLDT's massive digital transformation program, Smart has committed to give the Philippine population access to its most advanced LTE network, in order to support the country’s growing digital economy, as well as provide the best customer experience for an increasingly digital Filipino lifestyle.

*as of end September 2019

About Globe Telecom

Globe Telecom, Inc. is a leading full-service telecommunications company in the Philippines and publicly listed in the Philippine Stock Exchange with the stock symbol GLO. The company serves the telecommunications and technology needs of consumers and businesses across an entire suite of products and services including mobile, fixed, broadband, data connectivity, internet and managed services. It has major interests in financial technology, digital marketing solutions, venture capital funding for startups, and virtual healthcare. In 2019, Globe became a signatory to the United Nations Global Compact, committing to implement universal sustainability principles. Its principals are Ayala Corporation and Singtel, acknowledged industry leaders in the country and in the region. For more information, visit www.globe.com.ph Follow @enjoyglobe on Facebook, Twitter, Instagram and YouTube.

Contact:

Yoly C. Crisanto

SVP, Corporate Communications

Globe Telecom, lnc.

Email Address: gtcorpcomm@globe.com.ph

Globe Press Room: https://www.globe.com.ph/about-us/newsroom.html

Twitter: @talk2GLOBE I Facebook: http://www.facebook.com/globeph

About Dito Telecommunity Corporation

The Mislated Consortium-to be renamed Dito Telecommunity Corporation--is the newest telco player in the Philippines; its services are expected to roll out in 2020. Its primary goal is to provide the best service in telecommunications that the Filipino people deserve. From the current 64% 4G coverage in the country, Dito will cover 84% of the population in its first year. In 5 years, the company will be covering the country with 5G, with speed offerings that are 10 times faster than what is being offered in the present. With VOLTE, they will be able to give Filipinos better quality voice service that the circuit switch 2G/3G. Aside from optimized IoT and OTT, Dito will deliver better customer experience at a reduced cost, on the strength of its cloud-focused and software-defined network approach.

 Contact: Charisee Vilchez

charisee_vilchez@havasmediaortega.com

+63 9175390606

About Syniverse

As the world's most connected company, Syniverse helps mobile operators and businesses manage and secure their mobile and network communications, driving better engagements and business outcomes. For more than 30 years, Syniverse has been the trusted spine of mobile communications by delivering the industry-leading innovations in software and services that now connect more than 7 billion devices globally and process over $35 billion in mobile transactions each year. Syniverse is headquartered in Tampa, Florida, with global offices in Asia Pacific, Africa, Europe, Latin America and the Middle East. For more information, subscribe to the Syniverse Blog and follow the company on Twitter, LinkedIn and Facebook.

Contact:

Noel Coronel, Regional Account Director

+639173076565

noel.coronel@syniverse.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	MA. LOURDES C. RAUSA-CHAN
Title	:	SVP and Corporate Secretary

Date:  January 2, 2020